EXHIBIT 99.1

AB Volvo repurchased 665,000 B shares and 10,000 A shares during last week

GOTEBORG, Sweden, March 07, 2005 (PRIMEZONE) -- Further to the decision taken by AB Volvo's Board of Directors on June 17, 2004, regarding repurchase of own shares, AB Volvo has, during February 28-March 4, acquired a total of 665,000 series B shares and 10,000 series A shares.

 Date A-shares B-shares Average A Average B
 Feb 28 10,000 350,000 303.60 315.60
 March 1 315,000 311.47

After the repurchase, AB Volvo is in possession of a total of 7,230,246 series A shares and 29,890,797 series B shares. The total number of shares in AB Volvo consists of 138,604,945 series A shares and 302,915,940 series B shares.

On June 17, 2004, the Board of AB Volvo decided to acquire through purchase on Stockholmsborsen (Stockholm Exchange) a maximum of 22,076,045 Series A and/or Series B shares, however, not to exceed a total purchase amount of SEK 4,300,000,000. Press release regarding repurchase of shares is published once a week on Mondays.

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 78,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to 18 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm, London and on NASDAQ in the US.

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